CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATIONS OF

SERIES B PIK CONVERTIBLE PREFERRED STOCK

OF

METROSPACES, INC.

Metrospaces, Inc., a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is Metrospaces, Inc. The Corporation was originally incorporated under the name “Strata Capital Corporation.” The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 10, 2007. Certificates of Amendment to the Certificate of Incorporation were filed on January 18, 2008, March 31, 2010, October 31, 2012, August 23, 2019, and December 15, 2021.

SECOND: The Corporation’s Certificate of Designations of Series B PIK Convertible Preferred Stock was filed with the Secretary of State of the State of Delaware on February 11, 2015.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, adopted resolutions to amend Paragraphs 1 (Number of Shares; Designation; Stated Value) and 2 (Rank) of the Certificate of Designations of Series B PIK Convertible Preferred Stock to read in their entirety, as follows:

“1.     Number of Shares; Designation; Stated Value. A total of 2,000,000 shares of preferred stock, par value $0.000001 per share, of the Corporation is hereby designated as Series B PIK Convertible Preferred Stock (the “Series B Stock”).

2.       Rank. Series B Stock shall, with respect to payment of dividends, redemp- tion payments, and rights upon liquidation, dissolution, or winding-up of the affairs of the Corporation, rank:

(a)       Senior and prior to the common stock, par value $0.000001 per share, of the Corporation (the “Common Stock”) and the Corporation’s Series E Convertible Preferred Stock (“Series E Stock”). The Common Stock, the Series E stock, and any other classes or series of the Corporation’s capital stock that are junior to the Series B Stock with respect to the payment of dividends and with respect to redemption, payment, and rights upon liquidation, dissolution, or winding-up of the affairs of the Corporation are hereinafter referred to as “Junior Stock.”

(b)       Junior to any series of preferred stock that may have been or in the future may be issued by the Corporation, including, but without limitation, the Corporation’s Series C PIK Convertible Preferred Stock, Series D PIK Convertible Preferred Stock, Series E Preferred Stock, Series F Convertible Preferred Stock, and Series Z Convertible Preferred Stock. Any shares of the

Corporation’s capital stock that are senior to the Series B Stock with respect to the payment of dividends and with respect to redemption, payment, and rights upon liquidation, dissolution, or winding-up of the affairs of the Corporation are hereinafter referred to as “Senior Stock.”“

FOURTH: This Certificate of Amendment to the Certificate of Designations of Series B PIK Convertible Preferred Stock was duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

METROSPACES, INC.
Oscar Brito
Chief Executive Officer